UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 6-K/A
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 3, 2014

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
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Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

This report on Form 6-K/A of Credit Suisse Group AG and Credit Suisse AG supersedes and replaces the report on Form 6-K/A of Credit Suisse Group AG and Credit Suisse AG dated March 24, 2014 (accession number 0001370368-14-000017) in its entirety.

Fourth Quarter and Full-Year 2013 Results February 6, 2014 (revised April 3, 2014) Presentation to Investors As announced on March 21, 2014, Credit Suisse entered into an agreement with the Federal Housing Finance Agency to settle certain litigation relating to mortgage-backed securities. As a result of this settlement, we incurred an after-tax charge of CHF 275 mn in respect of our previously reported unaudited financial results for 4Q13 and 2013. As announced on April 3, 2014, Credit Suisse further updated our previously reported financial results for 4Q13 and 2013 to reflect additional after-tax charges of CHF 468 mn. These charges primarily reflect an increase in the litigation provision relating to the ongoing United States Department of Justice investigation into the US tax-related matter, as well as other less significant adjustments for certain other unrelated matters. This revised presentation updates those financial results and related information to reflect these events and does not update or modify any other information contained in the presentation originally published on February 6, 2014 that does not relate to these events.

Disclaimer February 6, 2014 (revised April 3, 2014) * Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 and in "Cautionary statement regarding forward-looking information" in our fourth quarter report 2013 filed with the US Securities and Exchange Commission and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable laws. Statement regarding non-GAAP financial measures This presentation also contains non-GAAP financial measures, including underlying results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in the appendix section of this presentation, which is available on our website at credit-suisse.com. Statement regarding capital, liquidity and leverage As of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. In addition, we have calculated our Basel 3 net stable funding ratio (“NSFR”) based on the current FINMA framework. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions and/or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel 3 framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage ratio, leverage exposure and total capital amounts included in this presentation are based on the current FINMA framework. Swiss Total Capital Leverage ratio is calculated as Swiss Total Capital divided by a three-month average leverage exposure, which consists of balance sheet assets, off-balance sheet exposures that consist of guarantees and commitments, and regulatory adjustments that include cash collateral netting reversals and derivative add-ons.

Introduction Brady W. Dougan, Chief Executive Officer February 6, 2014 (revised April 3, 2014) *

* All data for Core Results. Underlying results are non-GAAP financial measures; reconciliation to reported results can be found in the appendix section of this presentation. All references on this slide and the rest of the presentation to Group reported pre-tax income refer to income from continuing operations before taxes. Return on allocated Basel 3 capital based on after-tax income on capital allocated at 10% of average Basel 3 risk-weighted assets. All expenses reductions are measured at constant FX rates against 6M11 annualized total expenses, excluding realignment and other significant expense items and variable compensation expenses. February 6, 2014 (revised April 3, 2014) Solid 4Q13 & consistent results throughout 2013 Strong underlying performance: after-tax return on equity of 8% for 4Q13 and 10% for 2013, and pre-tax income of CHF 1.3 bn for 4Q13 and CHF 5.7 bn for 2013 2013 after-tax return on equity of 13% for Strategic businesses with pre-tax income of CHF 7.1 bn, demonstrating strength of core franchise amid continued muted macro environment 4Q13 reported pre-tax loss of CHF (529) mn primarily due to significant litigation provisions Private Banking and Wealth Management: Reported pre-tax income of CHF 0.4 bn in 4Q13; Strategic businesses with pre-tax income of CHF 1.0 bn in 4Q13, with continued high return on Basel 3 capital of 34% in the quarter Investment Banking: solid performance in Strategic businesses with pre-tax income of CHF 0.5 bn in 4Q13, with sustained market share positions across high-returning businesses driving revenue growth Strong capital and leverage positions and continued improvement on operating leverage Strong capital position with “look-through” Basel 3 CET1 ratio and “look-through” Total Capital ratio of 10.0% and 15.7%, respectively, at end 4Q13 Continued progress in reducing leverage exposure with reduction of CHF 274 bn, or 20%, since 3Q12, to CHF 1,131 bn; “look-through” Swiss Total Capital Leverage ratio of 3.7% at end 4Q13 Ahead of prior end 2013 Basel 3 risk-weighted assets target with reduction of CHF 104 bn since peak in 3Q11, further step towards our long-term target of ~CHF 250 bn Delivered CHF 3.1 bn of annualized savings through end 2013; target of > CHF 4.5 bn by end 2015 within reach Key messages

February 6, 2014 (revised April 3, 2014) * Key messages Significant further progress in transforming the business for the new environment Non-Strategic units established in 4Q13 enable us to redeploy resources to fuel growth initiatives in high-returning businesses; resources released from Non-Strategic operations expected to fund shareholder returns and growth Further drives improvement in profitability in Private Banking & Wealth Management by delivering growth in Emerging Markets and continued transformation of mature markets Asset Management’s Strategic pre-tax income increased 32% from 2012 to 2013, which underscores the strength of the ongoing business and its importance in profit generation within the Private Banking & Wealth Management franchise In Investment Banking, existing strength and market-leading positions in Equity trading, Underwriting and core Fixed Income franchises continue to deliver high and sustainable returns Outlook Results so far this year have been largely consistent with the good starts we have seen in prior years with some variability by business lines Solid momentum in Strategic businesses and run-off of Non-Strategic units expected to support Group KPIs of return on equity of >15% and cost / income ratio of <70% Dividend Proposed total 2013 cash dividend of CHF 0.70 per share1; to be paid out of reserves from capital contributions and free of Swiss withholding tax Resumed cash dividends after achieving end 2013 capital goals; prudent policy that provides basis for future progression as we continue to execute our strategy and resolve legacy issues 1 Proposal of the Board of Directors to the Annual General Meeting on May 9, 2014.

Private Banking & Wealth Management 2013 review Good momentum and progress on executing strategic agenda February 6, 2014 (revised April 3, 2014) * 1 Pre-tax income for AM, WMC and CIC based on Strategic results. Return on Basel 3 capital based on CHF-denominated post-tax income; assumes tax rate of 30% in 2Q13, 3Q13 and 4Q13, and 25% in 1Q13 and earlier, and capital allocated at 10% of average Basel 3 RWAs; return on Basel 3 capital is different from externally disclosed Return on Equity. AM 2013 pre-tax income up 32% YoY, strong performance fees and stable recurring fee-based margin WMC 2013 pre-tax income up 4% YoY, stable net margin on AuM at 26 basis points and high return on Basel 3 capital of 32% CIC 2013 pre-tax income up 3%YoY, cost / income ratio improving to 51% and return on Basel 3 capital of 20% Improving profitability and inflows in Western European onshore markets; realigning activities in Germany, including the sale of the unprofitable onshore business Progress made in repositioning US business for profitability Emerging Markets with strong performance and footprint expansion – share of AuM up to 37% with strong 8% asset inflows, including double-digit growth in APAC UHNWI client segment with solid growth and inflows with share of AuM up to 45% – successfully delivering secured lending expansion with volume & revenue growth at stable lending spreads Leveraging strong market position and cross-segment collaboration to increase scale Improving lending margins with disciplined pricing Sold Non-Strategic and capital intensive businesses for an aggregate capital benefit of CHF 0.7 bn Progress in exiting small markets and acceleration in executing legacy cross-border business run-off Improving profitability1 Transforming Mature Markets Reallocation of resources to key growth areas Leveraging scale in Switzerland Established Non-Strategic unit

* February 6, 2014 (revised April 3, 2014) Solid 2013 Investment Banking results with balanced business mix; well-positioned to deliver strong returns and profitability in 2014 Top 3 Equities franchise Differentiated Global Macro Products Group High-returning Fixed Income yield businesses Strong and profitable Underwriting & Advisory franchises % of 2013 Strategic Revenues5 Continued growth from diversified client platform across products and regions, favorable market conditions and investor rotation into equities Top tier franchise to drive profitability: #1 in Global Cash1, # 1 in US Electronic Trading2, #2 in Prime Services3 Market-leading Credit and Securitized Products franchises generating returns in excess of Group target; top 3 market share in Securitized Products and US Leveraged Finance Improved quality of revenue streams across Credit and Securitized Products driven by diversification across products, regions and fee vs. trading mix Strong Emerging Markets franchise with leading financing and trading solutions across Brazil, Russia, India, China, Korea and Mexico Unique cross-asset offering provides clients holistic approach across macro asset classes (Rates, FX and Commodities) Creates scale in our delivery of macro products; improves capital and cost efficiency with synergies across management, systems and support Higher M&A activity from increased CEO confidence, attractive valuation levels and improving macro environment Continued strength in underwriting from momentum in equity underwriting, franchise strength in leveraged finance (ranked top 3 globally with 7.2% share of wallet4) and increased M&A driven financing revenues 1 Based on 9M13 survey conducted by leading market share analysis provider. 2 Based on 2013 Equities survey for North America by Greenwich Associates. 3 2012 Hedge Fund Intelligence Survey. 4 Based on Dealogic as of 31st December 2013. 5 Includes Other Strategic revenue losses. 2014 expected key drivers of growth 37% 32% 8% 25%

February 6, 2014 (revised April 3, 2014) * Growth in Strategic businesses from resources released from Non-Strategic units coupled with progress from capital and expense run-off in Non-Strategic operations are expected to drive returns towards >15% over-the-cycle target Elimination of Non-Strategic drag and execution of the cost program is expected to enable us to achieve the target cost / income ratio of <70% Delivery of the remaining CHF 0.55 bn of targeted cost savings would reduce cost / income ratio by ~500 bps Expect NNA growth from Emerging Markets to be offset in the near term by Western European outflows; maintain guidance of 6% for long-term NNA growth Targeting significant improvement in Investment Banking cost / income ratio driven by: Continued expense reduction and decreased Non-Strategic drag Revenue growth: Expected market improvement in Cash Equities, Equity Derivatives, and M&A; continued growth in Emerging Markets Strategic businesses continue to drive momentum in reaching KPIs Surpassed Group capital, leverage and RWA targets set for year-end 2013 Cost / Income: < 70% Return on Equity: > 15% Group Private Banking & Wealth Management Investment Banking Key Performance Indicators (KPIs) FY 2013 Strategic FY 2013 Underlying Cost / Income: < 70% Cost / Income: < 65% NNA growth (WMC) : 3-4% through 2015 6% long-term Path to achieve n/a All data for Core Results. All expenses reductions are measured at constant FX rates against 6M11 annualized total expenses, excluding realignment and other significant expense items and variable compensation expenses. Underlying results are non-GAAP financial measures; reconciliation to reported results can be found in the appendix section of this presentation. 1 Assumes assets managed across businesses relate to Strategic businesses only. Excludes Western European cross-border outflows of CHF 7.3 bn in EMEA, CHF 2.6 bn in Switzerland and CHF 0.1 bn in Americas. 1

Financial results David Mathers, Chief Financial Officer February 6, 2014 (revised April 3, 2014) *

in CHF mn 4Q13 3Q13 4Q12 2013 20121 Net revenues 6,038 5,692 6,083 25,543 25,493 Pre-tax income 1,448 1,390 1,691 7,132 6,267 Cost / income ratio 75% 75% 71% 72% 75% Return on equity2 11% 10% 15% 13% 15% Net new assets3 in CHF bn 5.4 9.3 7.7 38.0 12.9 Net revenues 5,920 5,449 5,627 25,217 23,251 Pre-tax income (529) 688 385 3,504 1,888 Net income attributable to shareholders (476) 454 263 2,326 1,349 Diluted earnings per share in CHF n/m 0.26 0.09 1.22 0.79 Return on equity n/m 4% 3% 6% 4% Net revenues (118) (243) (456) (326) (2,242) Pre-tax income (1,977) (702) (1,306) (3,628) (4,379) Results have been restated for reclassifications to discontinued operations relating to revenues and expenses arising from the sale of ETF, secondary private equity and CFIG businesses and the announced sale of domestic private banking business booked in Germany. 1 Strategic and reported results include CHF 534 mn of PAF2-related expense incurred in 1Q12. 2 Return on Equity for Strategic results calculated by dividing annualized Strategic net income by average Strategic shareholders' equity (derived by deducting 10% of Non-Strategic RWA from reported shareholders’ equity). 3 Assumes assets managed across businesses relate to Strategic businesses only. 4 Underlying results are non-GAAP financial measures; reconciliation to reported results can be found in the appendix section of this presentation. * February 6, 2014 (revised April 3, 2014) Results Overview Pre-tax income 1,256 933 1,189 5,745 5,017 Return on equity 8% 7% 9% 10% 10% Diluted earnings per share in CHF 0.45 0.40 0.41 2.25 2.36

February 6, 2014 (revised April 3, 2014) * 1 Wincasa gain of CHF 45 mn in 4Q12, AMF impairments of CHF (68) mn, CHF (18) mn, CHF (16) mn and (38) mn in 4Q13, 3Q13, 4Q12 and 3Q12 respectively, and a gain from the sale of a business of CHF 41 mn in 2Q12. 2 Based on CHF-denominated post-tax income; assumes tax rate of 30% in 2Q13, 3Q13 and 4Q13, and 25% in 1Q13 and earlier, and capital allocated at 10% of avg. Basel 3 RWAs; return on Basel 3 capital is different from externally disclosed Return on Equity. 3 Assumes assets managed across businesses relate to Strategic businesses only. Private Banking & Wealth Management with strong profitability and higher fee-based revenues 4Q13 results Higher total revenues than 4Q12 and 3Q13 reflecting: Stronger transaction and performance-based revenues in the Strategic businesses Robust performance and increase in management fees from hedge funds and alternative products in Asset Management Increase in total and Non-Strategic operating expenses driven by higher litigation provisions in the quarter Full year 2013 results Higher Strategic pre-tax income in 2013 reflecting increased profitability in the businesses driven by: Continued progress in restructuring of the Asset Management business Growth in Emerging Markets in Wealth Management Clients Stronger recurring commissions and fees Increased penetration of UHNWI client segment Private Banking & Wealth Management in CHF mn 4Q13 3Q13 4Q12 2013 2012 Net revenues 3,260 2,934 3,217 12,434 12,343 o/w significant items1 (68) (18) 29 (86) 32 Provision for credit losses 27 13 47 82 139 Compensation and benefits 1,242 1,205 1,202 5,027 5,186 Other operating expenses 943 908 939 3,698 3,644 Total operating expenses 2,185 2,113 2,141 8,725 8,830 Pre-tax income 1,048 808 1,029 3,627 3,374 Basel 3 RWA CHF bn 88 86 88 88 88 Leverage exposure CHF bn 303 300 305 303 305 Cost/income ratio 67% 72% 67% 70% 72% Return on Basel 3 capital2 34% 26% 34% 29% 28% Net new assets3 CHF bn 5.4 9.3 7.7 38.0 12.9 Assets under management3 CHF bn 1,238 1,220 1,166 1,238 1,166 Net revenues 169 382 97 1,008 1,131 Total expenses 776 151 194 1,325 687 Pre-tax income (624) 210 (118) (387) 401 Net revenues 3,429 3,316 3,314 13,442 13,474 Pre-tax income 424 1,018 911 3,240 3,775 Basel 3 RWA CHF bn 94 92 96 94 96 Net new assets CHF bn 4.4 8.1 6.8 32.1 10.8 Assets under management CHF bn 1,282 1,268 1,251 1,282 1,251

Strong growth in emerging markets partially offset by Western European cross-border outflows February 6, 2014 (revised April 3, 2014) * 2013 Wealth Management Clients with inflows3 of CHF 28.9 bn (4% growth) and net new assets of CHF 18.9 bn (2% growth) Emerging markets growing at 8%; APAC 11%, EEMEA 7%, LatAm 6% Continued strong growth from our UHNWI client segment (AuM share of 45%), in particular in Emerging markets Western European cross-border outflows mainly from lower wealth segments; inflows from onshore focus markets, in particular from Spain and Italy Asset Management with significant inflows across its higher margin products; strong inflows in credit and emerging markets products Strong inflows of CHF 8.8 bn in Corporate & Institutional Clients, predominantly from pension funds Before Western European cross/border outflows Switzerland Americas EMEA APAC by region by quarter by customer domicile Mature markets Emerging markets Western European cross-border outflows in WMC Elimination of double-count related to collaboration2 Net new assets growth rate Excl. Western European cross-border outflows 4Q 3Q 2Q 1Q 1.4 % WMC = Wealth Management Clients AM = Asset Management CIC = Corporate & Institutional Clients EMEA = Europe, Middle East and Africa Assumes assets managed across businesses relate to Strategic businesses only. 1 Western European cross-border outflows of CHF 7.3 bn in EMEA, CHF 2.6 bn in Switzerland and CHF 0.1 bn in Americas. 2 Assets managed by Asset Management for Wealth Management Clients and Corporate & Institutional Clients (assumes assets managed across businesses relate to Strategic businesses only). 3 Excludes Western European cross-border outflows. 8.1 % Core / Other Alternatives 1 10.8% 3.7% 2.9% 1.4% Switzerland EMEA Americas APAC 52.7 Switzerland APAC Americas 38.0 EMEA 28.9 3.8% Private Banking & Wealth Management – Strategic Net new assets in 2013 in CHF bn Wealth Management Clients AM CIC PB&WM

Wealth Management Clients with improved full-year performance February 6, 2014 (revised April 3, 2014) * 4Q13 results Total revenues slightly lower than 4Q12 reflecting the adverse impact of the low interest rate environment and lower collaboration revenues, partly offset by higher recurring commissions Total operating expenses increased from 4Q12 and 3Q13; 4Q13 expenses include costs relating to the integration of Morgan Stanley’s Private Wealth Management businesses in EMEA Weak NNA of CHF 1.7 bn in the quarter mostly due to continued cross-border outflows in Western Europe of CHF 3.4 bn Full year 2013 results Higher pre-tax income reflecting growth in fee-based revenues2 with lower compensation and benefits expenses, partly offset by the adverse impact from low interest rate environment on net interest income Solid inflows of CHF 28.9 bn in the year with continued strong growth in emerging markets, partially offset by Western European cross-border outflows of CHF 10.0 bn in CHF mn 4Q13 3Q13 4Q12 2013 2012 Net interest income 760 766 804 3,050 3,268 Recurring commissions & fees 742 747 685 2,956 2,811 Transaction- & perf.-based revenues 554 549 584 2,438 2,355 Other revenues1 -- -- -- -- 41 Net revenues 2,056 2,062 2,073 8,444 8,475 o/w significant items1 -- -- -- -- 41 Provision for credit losses 18 21 36 78 110 Total operating expenses 1,572 1,532 1,554 6,316 6,394 Pre-tax income 466 509 483 2,050 1,971 Cost / income ratio 77% 74% 75% 75% 75% Net new assets in CHF bn 1.7 3.8 3.6 18.9 20.6 Assets under management in CHF bn 791 783 758 791 758 Wealth Management Clients – Strategic 1 Includes gains of CHF 41 mn related to the sale of a business in 2Q12. 2 Recurring commissions & fees, transaction- and performance-based revenues.

Full year net margin stable despite decline in gross margin Margin outlook for 2014 expected to be broadly in line with 2013 February 6, 2014 (revised April 3, 2014) * Gross margin in basis points Net revenues in CHF mn Average assets under management in CHF bn Ultra High Net Worth Individuals' share +6% Other revenues 2 1 Pre-tax income (excl. CHF 41 mn gain related to the sale of a business in 2Q12) / average assets under management (annualized for quarters). 2 Includes CHF 41 mn gain related to the sale of a business in 2Q12. 793 783 759 788 741 41% 44% 45% 41% 45% Net interest income down year-on-year, due to low-interest rate environment, partially offset by volumes Net interest income 4% revenue increase in 2013 reflecting increased client activity Continued strong collaboration revenues for the year, less weighted towards 4Q in 2013 Transaction- and performance-based revenues Solid margin trends despite further growth in UHNWI client segment and in emerging markets Asset mix and cash levels held by clients broadly unchanged Recurring commissions & fees 25 26 24 26 26 Net margin remained stable at 26 bps with increase in average AuM of 6% and growing UHNWI share from 41% to 45% Net margin +4pp 4Q12 3Q13 4Q13 2012 2013 Net margin excl. significant items1, in bps Wealth Management Clients – Strategic 3,268 3,050 2,811 2,956 2,355 2,438 2012 2013 8,444 8,475 38 38 114 107 32 44 38 31 804 766 760 685 747 742 584 549 554 4Q12 3Q13 4Q13 109 31 105 104 36 42 39 38 38 38 28 28 2,073 2,062 2,056

Corporate & Institutional Clients business with consistently solid contribution February 6, 2014 (revised April 3, 2014) * 1 Other revenues include fair value changes on the Clock Finance transaction and CHF 25 mn gain related to a recovery case in 4Q12. 4Q13 results Lower net revenues from 4Q12 reflecting one-off recovery gain of CHF 25 mn in 4Q12 and adverse impact of low interest rate environment Total operating expenses decreased from 4Q12 reflecting lower general and administrative expenses Full year 2013 results Higher pre-tax income despite lower net revenues impacted by the adverse impact of low interest rate environment Low credit provisions reflecting a well diversified credit portfolio and strong risk management Lower operating expenses, with continued efficiency efforts to drive down cost/income ratio to 51% Strong net new assets of CHF 8.8 bn Corporate & Institutional Clients – Strategic in CHF mn 4Q13 3Q13 4Q12 2013 2012 Net interest income 278 278 299 1,105 1,170 Recurring commissions & fees 108 117 114 451 448 Transaction- & perf.-based revenues 102 105 102 455 457 Other revenues1 (3) (1) 19 (15) (11) Net revenues 485 499 534 1,996 2,064 Provision for credit losses 9 (8) 11 4 29 Total operating expenses 263 256 274 1,027 1,094 Pre-tax income 213 251 249 965 941 Cost / income ratio 54% 51% 51% 51% 53% Net new assets in CHF bn 4.0 0.5 1.1 8.8 1.5 Assets under management in CHF bn 250 241 224 250 224

Successful restructuring of Asset Management business with significant increase in profitability February 6, 2014 (revised April 3, 2014) * 1 Excludes Wincasa gain of CHF 45 mn in 4Q12, AMF impairments of CHF (68) mn, CHF (18) mn, CHF (16) mn and (38) mn in 4Q13, 3Q13, 4Q12 and 3Q12 respectively. 2 Recurring commissions & fees, transaction- and performance-based revenues. 4Q13 results Strong increase in revenues Significant performance fees reflect strong investment returns Higher placement fees on client activity Increased management fees on growth of asset base driven by investment performance and robust inflows in Alternatives Operating expenses up in line with growth in fee-based revenues2 Full year 2013 results Reported pre-tax income up 32% to CHF 612 mn in 2013 Profitability improvement based on fee-based revenue growth and benefit from divisional restructuring Fee-based margin improved to 58 basis points Lower investment-related gains reflecting reduced capital usage Reported cost/income ratio of 69% improved from 74% in 2012 Asset Management – Strategic in CHF mn 4Q13 3Q13 4Q12 2013 2012 Recurring commissions & fees 299 285 265 1,147 1,070 Transaction & perf.-based revenues 481 120 304 925 670 Other revenues (61) (32) 41 (78) 64 Net revenues 719 373 610 1,994 1,804 o/w significant items1 (68) (18) 29 (86) (9) Total operating expenses 350 325 313 1,382 1,342 Pre-tax income 369 48 297 612 462 Cost / income ratio 49% 87% 51% 69% 74% Fee-based margin in basis points 87 45 69 58 52 Net new assets CHF bn (0.5) 4.4 2.8 15.0 (8.3) Assets under management CHF bn 352 349 325 352 325

February 6, 2014 (revised April 3, 2014) * 1Q 2Q 3Q 4Q 2012 Performance fees and carried interest and placement fees in CHF mn 1Q 2Q 3Q 4Q 2013 451 697 Reported fee-based margin (bps) 44 51 46 69 46 53 45 87 Recurring fee-based margin1 (bps) 39 39 38 38 37 38 38 39 Fee-based margin from performance and placement fees (bps) 5 12 8 31 9 15 7 48 Strong investment returns in 2013 across our product offerings drive significant growth in performance fee revenues vs. 2012 Carried interest revenues, earned upon investment realizations, expected to decline as a result of sales Placement fees up from 2012 on increased client activity with solid pipeline for 2014 Asset management fees trending higher on higher margin alternative product asset raising and market performance 1 Asset management fees, transaction and other fees and equity participations income divided by average assets under management Asset Management - Strategic Asset Management with higher performance fees and stable recurring fee-based margin Seasonally lower revenues quarters Seasonally higher revenues quarters

* February 6, 2014 (revised April 3, 2014) 4Q13 results Completed several sales of private equity assets in December 4Q12 revenues impacted by private equity losses of CHF (82) mn from planned sales 4Q13 expenses reflect substantially higher litigation provisions of CHF 600 mn in connection with the US tax matter, including CHF 175 mn in connection with the SEC settlement in February 2014 RWA reduction of 25% and leverage exposure reduction of 12% since 4Q12 Full year 2013 results Net revenues included sale gains from business disposals: Significant gains from sale of ETF and Strategic Partners businesses in 3Q13 and Aberdeen in 2012 Reduction in management fee and equity participations income resulting from sale of these businesses Operating expenses 2013 expenses impacted by CHF 100 mn of UK withholding tax charge in 2Q13 and CHF 600 mn of litigation provisions in 4Q13 Lower compensation expense from business sales, offset by sale expenses PB&WM’s Non-Strategic results included significant litigation provisions and gains from business divestitures All references to total assets on this slide and the rest of the presentation refer to balance sheet assets. 1 Includes equity participation gains of CHF 146 mn from the sale of ETF business, CHF 91 mn from the sale of Strategic Partners and transaction related costs of CHF 2 mn each, and a gain of CHF 28 mn on the sale of JO Hambro in 2013; gains / (losses) on private equity disposals of CHF 40 mn and CHF (82) mn in 2013 and 2012, respectively; Aberdeen gains of CHF 384 mn and other private equity losses of CHF (14) mn in 2012. Non-Strategic unit in CHF mn 4Q13 3Q13 4Q12 2013 2012 Select onshore businesses 28 25 39 164 149 Legacy cross-border businesses 52 49 52 202 209 AM divestitures and discontinued operations 54 288 (32) 534 660 Other Non-Strategic positions & items 35 20 38 108 113 Net revenues 169 382 97 1,008 1,131 o/w significant items1 -- 248 (96) 301 288 Provision for credit losses 17 21 21 70 43 Compensation and benefits 72 80 91 304 375 Other operating expenses 704 71 103 1,021 312 Total operating expenses 776 151 194 1,325 687 Pre-tax income (624) 210 (118) (387) 401 Basel 3 RWA in CHF bn 6 6 8 6 8 Total assets in CHF bn 21 22 24 21 24 Leverage exposure in CHF bn 22 23 25 22 25

* February 6, 2014 (revised April 3, 2014) 1 Includes PAF2 expense of CHF 411 mn in 1Q12. 2 Return on Basel 3 capital based on USD denominated post-tax income and assumes tax rate of 25% in 2012 and 1Q13, 30% in 2Q13, 3Q13 and 4Q13 and capital allocated at 10% of average Basel 3 risk-weighted assets. 3 Includes provisions for credit losses, compensation and benefits and other expenses. Improved full year 2013 Investment Banking Strategic profitability and returns reflect continued cost and capital discipline in CHF mn 4Q13 3Q13 4Q12 2013 2012 Net revenues 2,795 2,748 2,950 13,164 13,385 Provisions for credit losses 8 7 3 11 (12) Compensation and benefits 1,335 1,094 1,139 5,326 5,8811 Other operating expenses 984 976 1,058 3,974 4,089 Total operating expenses 2,319 2,070 2,197 9,300 9,970 Pre-tax income 468 671 750 3,853 3,427 Basel 3 RWA USD bn 156 149 164 156 164 Leverage exposure USD bn 725 771 840 725 840 Cost/income ratio 83% 75% 75% 71% 75% Return on Basel 3 capital2 10% 13% 15% 19% 16% Net revenues (127) (196) (286) (599) (827) Total expenses3 905 246 166 1,535 598 Pre-tax income (1,032) (442) (452) (2,134) (1,425) Net revenues 2,668 2,552 2,664 12,565 12,558 Total expenses3 3,232 2,323 2,366 10,846 10,5561 Pre-tax income (564) 229 298 1,719 2,002 Basel 3 RWA in USD bn 176 169 187 176 187 Leverage exposure in USD bn 812 864 961 812 961 Return on Basel 3 capital2 n/m 4% 5% 8% 8% 4Q13 results Higher total revenues from 3Q13 Solid performance in Strategic businesses; strength in Equities, Credit and Underwriting franchises offset by lower Rates results Reduced revenue losses from Non-Strategic unit Total expenses increased from 4Q12 and 3Q13 primarily driven by higher litigation provisions and increased compensation and benefits expense Full year 2013 results Higher Strategic profitability and returns on reduced cost base, lower leverage and capital usage Strong Strategic after-tax return on Basel 3 capital of 19% for 2013 vs. 16% for 2012 Increased pre-tax income drag from Non-Strategic unit due to litigation provisions in 4Q13 Total Strategic expenses down compared to 2012 reflecting lower compensation and benefits expense Total RWA down USD 11 bn from 2012; USD 27 bn in business reductions offset by increases of USD 10 bn from methodology and parameter changes and 4Q13 operational risk add-on of USD 6 bn

* February 6, 2014 (revised April 3, 2014) Fixed Income results reflect strong performance in yield franchises offset by reduced client flows in macro products Fixed Income sales & trading and underwriting – Strategic Revenues in CHF mn Basel 3 RWA USD 101 bn Note: Underwriting revenues are also included in the total Fixed Income franchise view. 1 Includes Credit, Securitized Products and Emerging Markets businesses. 2 Source: 2013 Greenwich Fixed Income survey for North America. Debt underwriting Fixed Income sales and trading Basel 3 RWA USD 91 bn 1,826 1,580 1,434 8,427 7,773 Fixed Income sales & trading and underwriting - Strategic revenues USD mn 4Q13 results Solid revenues in market-leading Credit and Securitized Products franchises compared to 4Q12 Substantial momentum in top 3 Asset Finance business Continued strength in Leveraged Finance trading Lower Emerging Markets results from 4Q12 reflect reduced trading activity partially offset by higher financing revenues Significantly lower Rates results compared to 4Q12 due to reduced client activity Created Global Macro Products Group to improve profitability and returns Full year 2013 results Highly profitable yield franchises1 delivered returns in excess of Investment Banking average Strong Credit results driven by origination and secondary trading; leverage finance results increased significantly from robust 2012 levels Advanced to #1 position2 in US Securitized Products; significant increase in market share Significant reduction in Global Macro Products revenues driven by reduced client and trading activity in Rates since 2Q Fed taper

* Higher Equities results reflecting strong market conditions, increased client activity and continued market leadership February 6, 2014 (revised April 3, 2014) Equity sales & trading and underwriting – Strategic Revenues in CHF mn Note: Underwriting revenues are also included in the total Equity franchise view. 1,153 1,329 1,490 5,190 6,071 Equity sales & trading and underwriting - Strategic revenues USD mn Equity underwriting Equity sales and trading 4Q13 results Substantially higher revenues, up 26%, from 4Q12 reflecting continued market leadership across products and regions, strong client franchise, favorable market conditions and balanced risk profile Significantly higher Equity Underwriting revenues compared to 4Q12 reflecting higher IPO volumes; strong performance across all major markets Solid Cash Equities performance reflecting market share gains and favorable market conditions Resilient Prime Services results reflecting continued market leadership and increased client balances from 4Q12 Substantially higher Derivatives revenues from 4Q12 driven by robust client activity and strong performance in Asia Full year 2013 results Strong and consistent revenues across products and regions; improved operating efficiency through headcount and cost reductions driving significantly higher franchise profitability Substantially higher Equity Underwriting revenues, up 39%, from 2012; increasing momentum in 4Q13

* February 6, 2014 (revised April 3, 2014) Significant improvement in Underwriting & Advisory franchise profitability; strong Underwriting revenues offset by weaker Advisory performance 1,063 766 3,443 3,602 Underwriting & Advisory - Strategic revenues USD mn Note: Underwriting revenues are also included in the views of Fixed Income and Equity franchise revenues on slides 20 and 21. 1,057 Underwriting & Advisory – Strategic Revenues in CHF mn Equity underwriting Advisory Debt underwriting 4Q13 results Significantly higher Equity Underwriting revenues from 4Q12 and 3Q13 reflecting increased industry issuance; solid performance across all major markets with 4Q13 strongest quarter of the year Strong Debt Underwriting performance compared to 3Q13 driven by market-leading leveraged finance franchise Lower Advisory revenues from 4Q12 reflecting a decline in the total industry-wide fee pool and lower global completed M&A market share; increased momentum in 4Q13 with revenue up 28% from 3Q13 Full year 2013 results Revenues increased 4% from 2012 on lower cost base driving higher profitability and returns, particularly in EMEA and APAC Strong Equity Underwriting performance, up 39%, reflecting increased issuance levels Higher Debt Underwriting revenues, up 18% from robust 2012 levels, driven by top tier leveraged finance franchise and increased activity in investment grade Advisory revenues impacted by decline in total industry M&A fee pool

* February 6, 2014 (revised April 3, 2014) Reduced revenue losses from Investment Banking Non-Strategic unit offset by higher litigation expenses; significant YoY decline in leverage exposure 1 Includes provisions for credit losses. Non-strategic unit in CHF mn 4Q13 3Q13 4Q12 2013 2012 Fixed Income Wind-down 60 (66) (132) (32) (597) Legacy Rates (1) (8) (59) 12 40 Legacy litigation provisions and fees (59) (10) (21) (138) (38) Legacy funding costs (93) (95) (103) (382) (417) Other Non-Strategic positions & items (34) (17) 29 (59) 185 Net revenues (127) (196) (286) (599) (827) Compensation and benefits 20 35 33 109 189 Other operating expenses 885 211 134 1,424 409 o/w litigation 842 150 78 1,220 192 Total operating expenses1 905 246 166 1,535 598 Pre-tax income (1,032) (442) (452) (2,134) (1,425) Basel 3 RWA in USD bn 20 20 23 20 23 Total assets in USD bn 31 34 37 31 37 Leverage exposure in USD bn 87 93 121 87 121 4Q13 results Reduced revenue losses compared to 4Q12 and 3Q13 driven by valuation gains in our Fixed Income Wind-down and Legacy Rates portfolios Total operating expenses increased significantly from 3Q13 and 4Q12, reflecting higher litigation provisions in 4Q13 Full year 2013 results Higher pre-tax income drag from 2012; increased litigation provisions offset reduced revenue losses RWA down USD 3 bn or 13% from 4Q12; targeting reduction of 70% to USD 6 bn from end 2013 to end 2015 Leverage exposure down USD 34 bn, or 28%, from 4Q12; targeting reduction of 72% to USD 24 bn from end 2013 to end 2015 On track to achieve Non-Strategic goal of reduced costs and capital in 2014 and 2015

* February 6, 2014 (revised April 3, 2014) % of 4Q13 IB capital base1,2 Differentiated macro platform to improve returns 7% (vs. 11% in 4Q12) 31% (vs. 32% in 4Q12) 62% (vs. 57% in 4Q12) Full year 2013 return on Basel 3 capital4 High Credit Suisse market share position Low Majority of capital allocated to market leading businesses Strong returns in market leading businesses from continued market share momentum Optimize risk and capital utilization across the franchise Capital reduced materially in the business during 2013 Continue to ensure full suite of products offerings for IB and PB&WM clients 1 Percent of capital base (based on internal reporting structure) reflects Basel 3 risk-weighted assets at quarter-end 4Q13 vs. quarter-end 4Q12 for strategic businesses. 2 Global Macro Products capital allocated 50% to “4 to 6” tier and 50% to “7 or lower” tier. 3 Global Macro products includes Rates, FX and Commodities businesses. 4 Presentation based on internal reporting structure. Bubble size reflects relative capital usage at end of 4Q13 Investment Banking Equities Fixed Income Return on capital improved vs. FY 2012 return Return on capital declined vs. FY 2012 return High * No indicator reflects stable return on capital vs. FY 2012 return Continued shift in capital to high market share and high return strategic businesses in 2013 Cash Equities Strategic businesses (market share position vs. Basel 3 return on capital)

* February 6, 2014 (revised April 3, 2014) Strong returns on capital from Strategic businesses; continued improvements in operating and capital efficiency Strategic after-tax return on Basel 3 allocated capital of 19% for 2013 Ongoing cost savings initiatives Basel 3 RWA reduction of USD 8 bn from 2012 Minimal impact on after-tax return from balance sheet deleveraging Anticipate further improvement in 2014 from Strategic businesses 164 156 176 187 in USD bn Investment Banking after-tax return on Basel 3 allocated capital Strategic 2012 Revenue impact Cost improvement RWA reduction Note: After-tax return on Basel 3 allocated capital based on USD denominated financials and assumes tax rate of 25% in 2012 and 1Q13, 30% in 2Q13, 3Q13 and 4Q13 and capital allocated at 10% of average Basel 3 risk-weighted assets. 1 Primarily driven by PAF2 in 2012. 2013 Strategic IB 150 139 156 172 in CHF bn Non-Strategic unit Total IB Strategic Strategic 2012 Strategic 2013 Total IB 2013 Basel 3 risk-weighted assets Total IB 2012

Non-Strategic units Further reduce capital, leverage and expenses and release resources for growth initiatives and to return to shareholders February 6, 2014 (revised April 3, 2014) *

* Non-Strategic Results Overview February 6, 2014 (revised April 3, 2014) Significant reduction in net revenue and pre-tax losses: 4Q13 net revenue of CHF (118) mn reduced from 4Q12 due to valuation gains in Investment Banking, particularly in the legacy Fixed Income Wind-down portfolio, and also higher investment-related gains in Private Banking & Wealth Management 4Q13 pre-tax loss of CHF (1,977) mn increased from 4Q12 as a result of significantly increased litigation provisions in 4Q13, partially offset by lower compensation and benefits Substantial progress in deleveraging within the Non-Strategic units, with balance sheet assets down 17% YoY, as well as a 27% reduction in leverage exposure compared to 4Q12 Non-Strategic Basel 3 RWA down 21% YoY to CHF 23 bn; targeting further 57% reduction by end 2015 in CHF mn 4Q13 3Q13 4Q12 2013 2012 Net revenues (118) (243) (456) (326) (2,242) o/w Private Banking & Wealth Mgmt. 169 382 97 1,008 1,131 o/w Investment Banking (127) (196) (286) (599) (827) o/w Corporate Center – FVoD1 (196) (156) (372) (296) (2,912) o/w Corporate Center – other 36 (273) 105 (439) 366 Provision for credit losses 17 21 20 72 43 Total operating expenses 1,842 438 830 3,230 2,094 Pre-tax income (1,977) (702) (1,306) (3,628) (4,379) o/w Private Banking & Wealth Mgmt. (624) 210 (118) (387) 401 o/w Investment Banking (1,032) (442) (452) (2,134) (1,425) o/w Corporate Center (321) (470) (736) (1,107) (3,355) Basel 3 RWA in CHF bn 23 29 Total assets in CHF bn 48 58 Leverage exposure in CHF bn 99 136 1 Fair value on own debt denotes fair value impact from movements in own credit spreads, and includes fair value gains / (losses) on own long-term vanilla debt, DVA on structured notes, and stand-alone derivatives.

* Targeted Non-Strategic leverage exposure and Basel 3 RWA run-off profile PB&WM and IB Non-Strategic units Leverage exposure and Basel 3 RWA in CHF bn IB: Target over 70% reduction in Non-Strategic leverage exposure in Investment Banking by end 2015; estimated cost of exiting Non-Strategic positions ~10 bps of leverage exposure: Existing Fixed Income Wind-down asset disposals on an opportunistic, market-dependent basis that minimizes economic impact Combination of natural roll-off and active reduction of trades and positions in Legacy Rates Remaining portfolio expected to decline through a combination of natural roll-off and opportunistic active portfolio management PB&WM: Target over 80% reduction in Non-Strategic leverage exposure by end 2015: Combination of wind-down through contractual maturities and active mitigation of selective products Further reduction through sale of CFIG and various private equity positions Restructuring of German onshore operations February 6, 2014 (revised April 3, 2014) Note: For financials denominated in USD, period end 3Q13 spot CHF/USD of 0.90 was used in 4Q13 and all future periods. Rounding differences may occur with externally published spreadsheets. 1 Includes anticipated 2014 adverse model change. 1 (57%) Basel 3 RWA End 2015 Leverage exposure (74%) 4Q13 End 2015 4Q13 Private Banking & Wealth Management Investment Banking

Non-Strategic run-off profile expected to significantly reduce pre-tax income drag over time * February 6, 2014 (revised April 3, 2014) Note: Underlying results are non-GAAP financial measures; reconciliation to reported results can be found in the appendix section of this presentation. The ultimate cost of the relevant legal proceedings in the aggregate over time may significantly exceed current litigation provisions. Discontinued operations not recurring in 2014 Impact driven by volatility in own credit spreads, as well as the size of the portfolio carried at fair value to decline over time CC and PB&WM underlying adjustments reflect gains and losses on asset sales executed as part of the 2012 capital plan, which is largely complete One-off UK withholding tax charge Expected to continue over remainder of 2011-2015 cost reduction program and decline thereafter Expected to step down by approx. 50% in 2014, then remain relatively stable until full run-off at the end of 2018 Incremental cost savings increased from CHF 4.4 bn to >CHF 4.5 bn by end 2015 Significant litigation provisions taken in 4Q13 Illustrative reduction of Non-Strategic pre-tax income drag CHF mn Corporate Center PB&WM IB Remainder of ~CHF 148 mn predominately relates to FID wind down and Legacy Rates, which will be targeted for accelerated wind down Includes ~CHF 555 mn of certain legacy litigation provisions and fees in 2013

Continued progress on cost and capital February 6, 2014 (revised April 3, 2014) *

* On track to achieve > CHF 4.5 bn expense savings by end 2015 Continued focus on cost management with CHF 3.1 bn of annualized run-rate savings through end 2013 Cost savings achieved marginally short of target primarily due to commission and revenue-related expenses in PB&WM and legal fees in Non-Strategic units On track to achieve total savings of > CHF 4.5 bn by end 2015, including Non-Strategic unit-related efficiencies: IB Restructure Rates business model Continue to refine business mix and align resources against highest returning opportunities PB&WM Continue ongoing implementation of announced exit from a number of small non-strategic markets with limited impact on asset base Review and reposition select non-profitable onshore operations Infrastructure Consolidation of fragmented and duplicative shared services functions and roles Effective demand management Further savings expected beyond 2015; to be dependent on the winding down of residual portfolio February 6, 2014 (revised April 3, 2014) Group expense reductions target in CHF bn Note: All expense reduction targets are measured at constant FX rates against 6M11 annualized total expenses, excl. realignment and other significant expense items and variable compensation expenses. Infrastructure includes Corporate Center. FY 2013 Achieved Expected by YE 2015 Total savings after 2015 > 4.5 > 1.4 0.55 > 0.7 0.1 3.10 * 0.95 0.40 Private Banking & Wealth Management Infrastructure Investment Banking

Exceeded prior year-end 2013 RWA reduction target and on track to meet long-term goal of ~CHF 250 bn February 6, 2014 (revised April 3, 2014) * Investment Banking FX impact PB&WM 4Q11 3Q11 2Q13 3Q12 ~250 Group Basel 3 "look-through" risk-weighted assets (RWA) CHF bn 4Q12 1Q13 +2 4Q13 Note: Risk-weighted asset goals are measured on constant FX basis and are subject to change based on future FX movements. 3Q13 < 285 266 (28)% long-term YE 2013 Goal o/w CHF 6.9 bn of operational risk add-on

Strong capital position: Total Capital ratio of 15.7% and BIS CET1 ratio of 10.0% at end 2013 February 6, 2014 (revised April 3, 2014) * CET1 = Common equity tier 1 1 Includes USD 3 bn Tier 1 participation securities prior to 4Q13 and USD 1.5 bn Tier 1 participation securities in 4Q13 (all with a haircut of 20%). 2 Includes issued high-trigger capital instruments of CHF 7.7 bn and issued low-trigger capital instruments of CHF 6.0 bn. FINMA has reduced the progressive component capital requirement for Credit Suisse Group from 4.4% in 2013 to 3.7% in 2014, thereby reducing the 2019 Total Capital ratio requirement from 17.4% to 16.7% “Look-through” BIS CET1 ratio of 10.0%; “look-through" Total Capital ratio of 15.7%, compared to the 16.7% 2019 requirement “Look-through” CET1 + High-Trigger Capital ratio at 12.9% at end 2013 post exchange of hybrid tier-1 notes in October 2013 Redeemed first of two tranches of tier-1 participation instrument (Claudius) on December 27th 2013; currently reviewing options to potentially call second tranche 4Q13 capital ratios include pro-rata cash dividend accrual for 2013 of CHF 0.70 per share (to be paid in 2014) "Look-through" Basel 3 capital ratios 3Q12 7.5% 8.0% 4Q12 8.6% 1Q13 9.3% Total Capital1 BIS CET1 10.2% 2Q13 3Q13 4Q13 10.0% 12.9% 10.5% 9.6% 11.0% 11.9% 14.5% 15.7% 2 16.7% 13.0% 2019 requirements CET1 + High-Trigger Capital ratio

Exceeded end 2013 leverage goal; on track to achieve long-term leverage exposure target * February 6, 2014 (revised April 3, 2014) Rounding differences may occur. 1 Off-balance sheet exposures and regulatory adjustments. Leverage exposure reduction of CHF 274 bn, or 20%, since 3Q12 to CHF 1,131 bn at end 2013, exceeding end 2013 leverage exposure goal of < CHF 1,190 bn Initial interpretation of the January 2014 Basel Committee on Banking Supervision (BCBS) proposal would reduce our leverage exposure by ~CHF 40 - 50 bn, taking into account the planned mitigation measures and subject to interpretation of the final rules Non-Strategic leverage exposure run-off of CHF 73 bn by end 2015 positions us to exceed long-term target of CHF 1,070 bn; leverage exposure target to be potentially revised upon further deleveraging Leverage exposure end of period in CHF bn 1Q13 1,405 Exposure add-ons1 Balance sheet assets (US GAAP) 3Q12 1,258 1,288 (20)% 2Q13 1,184 3Q13 1,070 long-term target 1,131 4Q13 in CHF bn 2Q13 Lev. ratio 3Q13 leverage 3Q13 Lev. ratio 4Q13 leverage 4Q13 Lev. Ratio BIS Tier 1 Leverage ratio 28.4 34.0 Deduct: Tier 1 low-trigger capital instruments (0.3) (2.3) Add: Tier 2 high-trigger capital instrument 2.6 2.5 SNB Loss Absorbing Lev. Ratio 30.7 34.2 Add: Tier 1 low-trigger capital instruments 0.3 2.3 Add: Tier 2 low-trigger capital instruments 3.9 3.7 BIS Total Capital Leverage ratio 34.8 40.2 Add: Tier 1 participation securities (Claudius) 2.5 1.3 Add: Swiss regulatory adjustments 0.7 0.6 Swiss Total Capital Leverage ratio 38.1 42.1 Substantial strengthening of capital positions; expect further improvement in Swiss Total Capital Leverage ratio to meet 2019 requirement * Rounding differences may occur. 1 Leverage ratios based on total “look-through” average leverage exposure of CHF 1,265 bn for 2Q13, CHF 1,190 bn for 3Q13 and CHF 1,137 bn for 4Q13. 2 The progressive component requirement is dependent on our size (leverage ratio exposure) and the market share of our domestic systemically relevant business and is subject to potential capital rebates that may be granted by FINMA. Using 2012 year-end data, the 2019 progressive capital component was reduced by FINMA for 2014 to 3.66%, which leads to a reduction of Swiss Total Capital Leverage ratio requirement to 4.0% from 4.2% in 3Q13. “Look-through” leverage calculation 2.4% 3.0% 3.7% 3.2% 2.6% 3.0% February 6, 2014 (revised April 3, 2014) 1 1 “Look-through” Tier 1 Leverage ratio increased to 3.0% and Swiss Total Capital Leverage ratio increased to 3.7% Assuming achievement of CHF 1,070 bn of long-term leverage exposure target, the pro forma “look-through” Swiss Total Capital Leverage ratio would increase to 3.9%, close to the 2019 requirement of 4.0%2 Preliminary assessment of the BCBS rules expected to improve 4Q13 Swiss Total Capital Leverage ratio from 3.7% to ~3.9%, close to meeting the 4.0% requirement Updated FINMA progressive component capital requirement reduced the 2019 Swiss Total Capital Leverage ratio requirement to 4.0% from 4.2% in 3Q13 4.0%2 2019 Swiss Total Capital Leverage ratio requirement: Reported 2.2% 2.7% 2.4% 1 2.9% 3.5% 2.4%

* February 6, 2014 (revised April 3, 2014) Proposed evolution to Credit Suisse legal entity structure Designed to meet future requirements for global recovery and resolution planning Possibility of limited reduction in capital requirements provided for under Swiss banking law if resolvability is improved Funding platform planned to move up to CS Group level; supports FINMA “single point of entry” bail-in resolution strategy Aligns the booking of Investment Banking business on a regional basis, from a client and risk management perspective Less complex and more efficient operating infrastructure for the bank 1 This program has been approved by the Board of Directors of Credit Suisse Group AG, but is subject to final approval by FINMA. Implementation of the program is well underway, with a number of key components to be implemented from mid-2015. 2 Proposed hub for Asia Pacific Investment Banking business in Singapore branch. 3 Funding may be issued either at the holding company level or at a holding company subsidiary level. 4 Subject to US regulatory approvals, the US derivatives businesses, currently booked in London in Credit Suisse International, are anticipated to be transferred to the US broker-dealer. US Service Co activities will also be housed here. 5 Credit Suisse is planning that its two principal UK operating subsidiaries (Credit Suisse Securities (Europe) Limited and Credit Suisse International) will be consolidated into one single subsidiary. 6 In Switzerland, Credit Suisse plans to create a subsidiary for its Swiss-booked business (primarily wealth management, retail and corporate and institutional clients as well as the product and sales hub in Switzerland). Goals US Holding Co4 Private Banking & Wealth Mgt. Subsidiaries Indicative proposed entity structure (simplified view)1 Funding Entity3 UK Subsidiary5 Credit Suisse AG Operating Bank with branches2 Global Service Co (excl. US) Credit Suisse Group AG Holding Company Swiss Legal Entity6

Summary Brady W. Dougan, Chief Executive Officer February 6, 2014 (revised April 3, 2014) *

Supplemental slides February 6, 2014 (revised April 3, 2014) Slide Reconciliation from reported to underlying results 2013 and 2012 39 Reconciliation from reported to underlying results 4Q13, 3Q13 and 4Q12 40 Total Investment Banking results in USD 41 Strategic Investment Banking results in USD 42 Investment Banking: Strategic Fixed Income and Equities Basel 3 RWA movement 43 2013 Financial summary – Non-Strategic results 44 Restated financials with Non-Strategic units for Credit Suisse Group’s Core Results – 2013 45 Reconciliation of 2013 Reported, Underlying, Non-strategic and Strategic results 46 Annualized expense savings through 2013 47 Funding and liquidity at end 4Q13 48 Collaboration revenues 49 Currency mix 50 *

February 6, 2014 (revised April 3, 2014) * 2013 2013 2013 2013 2013 2013 2013 2013 Net revenues 25,217 296 -- -- -- (206) 237 25,544 Prov. for credit losses / (release) 167 -- -- -- -- -- -- 167 Total operating expenses 21,546 (19) (522) (1,365) -- (101) 93 19,632 Pre-tax income 3,504 315 522 1,365 -- (105) 144 5,745 Income tax expense / (benefit) 1,276 54 129 327 (173) (11) 36 1,638 Income / (loss) from disc. ops. 145 -- -- -- -- -- (109) 36 Net income attr. to non-controlling interests 47 -- -- -- -- -- -- 47 Net income attributable to shareholders 2,326 261 393 1,036 173 (94) -- 4,097 Return on equity 6% 10% Reported Underlying Business realignment costs & IT architecture1 CHF mn Impact from movements in credit spreads on own liabilities UK DTA reduction3 Certain litigation provisions2 Business disposals & impairments4 Reclassifications5 2012 2012 2012 2012 2012 2012 2012 2012 Net revenues 23,251 2,912 15 -- -- (853) -- 25,325 Prov. for credit losses / (release) 170 -- -- -- -- -- -- 170 Total operating expenses 21,193 (27) (665) (363) -- -- -- 20,138 Pre-tax income 1,888 2,939 680 363 -- (853) -- 5,017 Income tax expense / (benefit) 465 678 203 133 (160) (113) -- 1,206 Income / (loss) from disc. ops. (40) -- -- -- -- -- -- (40) Net income attr. to non-controlling interests 34 -- -- -- -- -- -- 34 Net income attributable to shareholders 1,349 2,261 477 230 160 (740) -- 3,737 Return on equity 4% 10% Reported Underlying Business realignment costs & IT architecture1 CHF mn Impact from movements in credit spreads on own liabilities UK DTA reduction3 Certain litigation provisions2 Business disposals & impairments4 Reclassifications5 1 Includes realignment costs of CHF 394 mn and CHF 680 mn in 2013 and 2012, respectively; and costs related to IT architecture simplification of CHF 128 mn in 2013. 2 Includes litigation provisions of CHF 600 mn in PB&WM and CHF 765 mn in IB in 2013, litigation provisions related to National Century Financial Enterprises of CHF 227 mn in 2012, and significant IB litigation provisions of CHF 136 mn in 2012. 3 Related to corporate income tax reduction enacted in the UK. 4 In 2013, includes i) gain on sale of real estate of CHF 68 mn; ii) impairment of AMF of CHF 86 mn; iii) goodwill impairment of CHF 12 mn; iv) expenses in connection with the sale of CFIG of CHF 56 mn; v) net gain on private equity disposals of CHF 34 mn, net of expenses of CHF 6 mn; vi) net gain on ETF sale of CHF 135 mn, net of expenses of CHF 11 mn; vii) net gain on Strategic Partner sale of CHF 79 mn, net of expenses of CHF 12 mn; viii) loss on the sale of JO Hambro of CHF 53 mn; and ix) expenses related to the sale of DLJ Investment Partners of CHF 4 mn. In 2012, includes i) gain on the sale of real estate of CHF 533 mn; ii) gain on sale of stake in Aberdeen Asset Management of CHF 384 mn; iii) gain on sale of Wincasa of CHF 45 mn; iv) gain on sale of non-core business from the integration of Clariden Leu of CHF 41 mn; v) losses on private equity disposals of CHF 82 mn; and vi) impairment of AMF and other losses of CHF 68 mn. 5 Represents reclassifications through the Corporate Center to discontinued operations related to the sale of ETF, Strategic Partners and DLJ Investment Partners and CFIG. Reconciliation from reported to underlying 2013 and 2012 results

February 6, 2014 (revised April 3, 2014) * 4Q13 3Q13 4Q12 4Q13 3Q13 4Q12 4Q13 3Q13 4Q12 4Q13 4Q12 3Q13 4Q13 3Q13 4Q12 4Q13 3Q13 4Q13 3Q13 4Q12 Net revenues 5,920 5,449 5,627 196 156 372 -- -- -- -- -- -- -- (233) (84) -- 237 6,116 5,600 5,915 Prov. for credit losses/(release) 53 41 70 -- -- -- -- -- -- -- -- -- -- -- -- -- -- 53 41 70 Total operating expenses 6,396 4,720 5,172 (6) (7) (4) (200) (78) (285) (1,365) (227) -- (43) (48) -- 25 48 4,807 4,635 4,656 Pre-tax income (529) 688 385 202 163 376 200 78 285 1,365 227 -- 43 (185) (84) (25) 189 1,256 933 1,189 Income tax expense/(benefit) (63) 368 85 33 20 72 45 17 95 327 93 (173) 33 (52) (9) (10) 54 365 232 335 Income/(loss) from disc. ops. (2) 150 (31) -- -- -- -- -- -- -- -- -- -- -- -- 15 (135) 13 14 (31) Net income attr. to 8 16 6 -- -- -- -- -- -- -- -- -- -- -- -- -- -- 8 16 6 non-controlling interests Net income attributable (476) 454 263 169 143 304 155 61 190 1,038 134 173 10 (133) (75) -- -- 896 698 816 to shareholders Return on equity n/m 4% 3% 8% 7% 9% Reported Underlying Business realignment costs & IT architecture1 CHF mn Impact from movements in credit spreads on own liabilities UK DTA reduction3 Certain litigation provisions2 Business disposals & impairments4 Reclass- ifications5 Reconciliation from reported to underlying 4Q13, 3Q13, 4Q12 results 1 Includes i) realignment costs of CHF 131 mn, CHF 38 mn, and CHF 285 mn in 4Q13, 3Q13, and 4Q12, respectively; ii) costs related to IT architecture simplification of CHF 69 mn and CHF 40 mn for 4Q13 and 3Q13, respectively. 2 Includes litigation provisions of CHF 600 mn in PB&WM and CHF 765 mn in IB in 4Q13, and litigation provisions related to National Century Financial Enterprises of CHF 227 mn in 4Q12. 3 Related to corporate income tax reduction enacted in the UK. 4 In 4Q13, includes i) gain on sale of real estate of CHF 68 mn; ii) impairment of AMF of CHF 68 mn; iii) goodwill impairment of CHF 12 mn; iv) expenses in connection with the sale of CFIG of CHF 21 mn; v) CHF 6 mn of expenses related to private equity disposals; and vi) expenses related to the sale of DLJ Investment Partners of CHF 4 mn. In 3Q13, includes i) impairment of AMF of CHF 18 mn; ii) net gain on ETF sale of CHF 141 mn, net of expenses of CHF 5 mn; iii) net gain on Strategic Partners sale of CHF 81 mn, net of expenses of CHF 10 mn; iv) gains on private equity disposals of CHF 21 mn; v) expenses in connection with the sale of CFIG of CHF 33 mn; and vi) loss on sale of JO Hambro of CHF 7 mn. In 4Q12, includes i) impairment of AMF of CHF 30 mn; ii) gain on sale of real estate of CHF 151 million; iiii) losses on private equity disposals of CHF 82 mn; and iv) gain on sale of Wincasa of CHF 45 million. 5 Represents reclassifications through the Corporate Center to discontinued operations related to the sale of ETF, Strategic Partners and DLJ Investment Partners and the sale of CFIG.

* Total Investment Banking results in USD February 6, 2014 (revised April 3, 2014) in USD mn 4Q13 3Q13 4Q12 2013 2012 Net revenues 2,963 2,772 2,881 13,578 13,484 Debt underwriting 537 461 549 2,058 1,737 Equity underwriting 303 140 181 831 591 Advisory and other fees 217 165 333 714 1,115 Fixed income sales & trading 827 905 958 5,198 5,751 Equity sales & trading 1,167 1,156 983 5,135 4,647 Other (88) (55) (123) (358) (357) Provision for credit losses 10 7 2 15 (14) Compensation and benefits1 1,505 1,226 1,265 5,882 6,527 Other operating expenses 2,087 1,290 1,288 5,873 4,823 Total operating expenses 3,592 2,516 2,553 11,755 11,350 Pre-tax income (639) 249 326 1,808 2,148 Cost/income ratio 121% 91% 89% 87% 84% Return on Basel 3 capital2 n/m 4% 5% 8% 8% 1 Includes PAF2 expense of USD 455 mn in 1Q12. 2 After-tax return on Basel 3 allocated capital based on USD denominated financials and assumes tax rate of 25% in 2012 and 1Q13, 30% in 2Q13, 3Q13 and 4Q13 and capital allocated at 10% of average Basel 3 risk-weighted assets.

* Strategic Investment Banking results in USD February 6, 2014 (revised April 3, 2014) 1 Includes PAF2 expense of USD 455 mn in 1Q12. 2 After-tax return on Basel 3 allocated capital based on USD denominated financials and assumes tax rate of 25% in 2012 and 1Q13, 30% in 2Q13, 3Q13 and 4Q13 and capital allocated at 10% of average Basel 3 risk-weighted assets. in USD mn 4Q13 3Q13 4Q12 2013 2012 Net revenues 3,106 2,984 3,191 14,226 14,375 Debt underwriting 537 461 549 2,058 1,737 Equity underwriting 303 140 181 831 591 Advisory and other fees 217 165 333 714 1,115 Fixed income sales & trading 897 1,118 1,276 5,715 6,690 Equity sales & trading 1,187 1,189 973 5,240 4,598 Other (35) (89) (121) (332) (356) Provision for credit losses 9 7 3 13 (13) Compensation and benefits1 1,483 1,188 1,228 5,764 6,324 Other operating expenses 1,093 1,059 1,142 4,300 4,382 Total operating expenses 2,577 2,247 2,370 10,064 10,706 Pre-tax income 520 730 816 4,149 3,682 Cost/income ratio 83% 75% 74% 71% 75% Return on Basel 3 capital2 10% 13% 15% 19% 16%

* Investment Banking: Strategic Fixed Income & Equities Basel 3 RWA movement February 6, 2014 (revised April 3, 2014) 1 Includes Fixed Income other, CVA management and Fixed Income treasury. Note: 4Q13 Strategic RWA of USD 156 bn impacted by operational risk add-on of USD 6 bn during the quarter. 28 19 20 17 16 17 10 8 7 17 17 19 29 28 28 101 88 91 Macro (Rates, FX & Commodities) Strategic Fixed Income Securitized Products Credit Emerging Markets Other1 Basel 3 risk-weighted assets in USD bn 4Q12 3Q13 4Q13 Cash Equities Strategic Equities Prime Services Derivatives Systematic Market Making Other 33 34 37 5 5 5 13 13 16 12 12 12 1 1 3 3 3 4Q12 3Q13 4Q13 – – – – +3 (1) +1 +2 – – – – +1 +3 – +3

Rounding differences may occur with externally published spreadsheets. 1 Discontinued operations reclassifications relate to revenues and expenses arising from the sale of ETF, secondary private equity and CFIG businesses and the announced sale of domestic private banking business booked in Germany. 2 Underlying results are non-GAAP financial measures; reconciliation to reported results can be found in the appendix section of this presentation. 3 Total expenses do not include credit provisions. * Balance sheet CHF bn Reported Financials CHF mn 2013 Financial summary – Non-Strategic results Leverage Exposure Balance Sheet Assets Basel 3 RWA Net Revenues Total Expenses3 Pre-tax Income Net Revenues Total Expenses3 Pre-tax Income Investment Banking Non-Strategic unit Fixed Income Wind-down 25 13 7 (32) 135 (170) (32) 135 (170) Legacy Rates 41 6 2 12 93 (81) 12 93 (81) Legacy litigation provisions and fees -- -- 3 (138) 1,223 (1,360) (138) 458 (595) Legacy funding costs -- -- -- (382) -- (382) (382) -- (382) Other Non-Strategic positions and items 12 8 5 (59) 82 (141) (59) 82 (141) IB Non-Strategic results 78 27 17 (599) 1,533 (2,134) (599) 768 (1,369) Total expenses excl. litigation provisions and fees 310 310 Private Banking & Wealth Management Non-Strategic unit Select onshore businesses 2 2 1 164 168 (3) 136 168 (31) Legacy cross-border businesses 1 1 -- 202 869 (667) 202 269 (67) AM divestitures and disc. operations 5 4 3 534 256 278 261 163 98 Other Non-Strategic positions and items 14 14 2 108 32 5 108 24 13 PB&WM Non-Strategic results 22 21 6 1,008 1,325 (387) 707 624 13 Total expenses excl. UK withholding tax charge 1,225 524 Corporate Center Non-Strategic items Movements in credit spreads in own liabilities -- -- -- (296) 19 (315) -- -- -- Realignment costs and IT architecture simplification -- -- -- -- 522 (522) -- -- -- Legacy funding costs -- -- -- (57) -- (57) (57) -- (57) Discontinued operations reclassifications1 -- -- -- (470) (250) (220) (237) (158) (79) Other Non-Strategic items -- -- -- 88 81 7 103 82 21 Corporate Center Non-Strategic results -- -- -- (735) 372 (1,107) (191) (76) (115) Total Non-Strategic results 99 48 23 (326) 3,230 (3,628) (83) 1,316 (1,471) Underlying2 Financials CHF mn February 6, 2014 (revised April 3, 2014)

* Restated financials with Non-Strategic units for Credit Suisse Group’s Core Results – 2013 2013 Credit Suisse Group restated financials for Core Results in CHF mn Rounding differences may occur with externally published spreadsheets. 1 PB&WM includes equity participation gains of CHF 146 mn from the sale of ETF business and CHF 91 mn from the sale of Strategic Partners and transaction related costs of CHF 2 mn each, gains on private equity disposals of CHF 40 mn, a gain of CHF 28 mn on the sale JO Hambro, and impairments on AMF of CHF (86) mn. Participation gains of CHF 146 mn from the sale of ETF business and CHF 91 mn from the sale of Strategic Partners are offset in CC; CC also includes a CTA loss of CHF 82 mn on the sale JO Hambro and real estate gains of CHF 68 mn. 2 Based on CHF-denominated post-tax income; assumes tax rate of 30% in 2Q13, 3Q13 and 4Q13 and 25% in 1Q13, and capital allocated at 10% of average Basel 3 RWAs; return on Basel 3 capital is different from externally disclosed Return on Equity. 3 Certain immaterial revenue and expense items in the PB&WM division are now presented on a net basis per the applicable accounting standards; prior periods have been restated to conform to the current presentation. February 6, 2014 (revised April 3, 2014)

Reconciliation of 2013 Reported, Underlying, Non-Strategic and Strategic results * (CHF in millions) (CHF in millions) Reported results Underlying adjustments2 Underlying results Reported results Underlying adj.to Non-Strategic results 2 Underlying Non-Strategic results Non-Strategic results2 Strategic results Credit Suisse Revenue 25,217 (328) 25,544 25,217 (243) (83) (326) 25,543 Credit Suisse Expenses 21,546 1,914 19,632 21,546 1,914 1,316 3,230 18,316 Credit Suisse Pre-tax Income 3,504 (2,241) 5,745 3,504 (2,157) (1,471) (3,628) 7,132 Credit Suisse Return on 10% B3 RWA1 9% -- 15% 9% -- -- -- 20% Credit Suisse Cost / income ratio 85% -- 77% 85% -- -- n/m 72% Credit Suisse Return on Equity3 6% -- 10% 6% -- -- n/m 13% PB&WM Revenue 13,442 215 13,226 13,442 301 707 1,008 12,434 PB&WM Expenses 10,050 699 9,350 10,050 701 624 1,325 8,725 PB&WM Pre-tax Income 3,240 (485) 3,725 3,240 (400) 13 (387) 3,627 PB&WM Return on 10% B3 RWA1 24% -- 28% 24% -- -- n/m 29% IB Revenue 12,565 -- 12,565 12,565 -- (599) (599) 13,164 IB Expenses 10,833 765 10,068 10,833 765 768 1,533 9,300 IB Pre-tax Income 1,719 (765) 2,483 1,719 (765) (1,369) (2,134) 3,853 IB Return on 10% B3 RWA1 8% -- 11% 8% -- -- n/m 19% CC Revenue (790) (544) (246) (790) (544) (191) (735) (55) CC Expenses 663 448 215 663 448 (76) 372 291 CC Pre-tax Income (1,455) (992) (463) (1,455) (992) (115) (1,107) (348) Core Results PB&WM IB CC Expenses above do not include provisions. 1 Calculated using post-tax income denominated in CHF; assumes tax rate of 30% in 2Q13, 3Q13 and 4Q13, 25% in 1Q13 and capital allocated at 10% of average Basel 3 RWAs; return on Basel 3 capital is different from externally disclosed Return on Equity. 2 The underlying adjustment related to AMF write down of CHF (86) mn is not included in Non-Strategic results in 2013. 3 Return on Equity for Strategic results calculated by dividing annualized Strategic net income by average Strategic shareholders' equity (derived by deducting 10% of Non-Strategic units’ RWA from reported shareholders’ equity). Old reporting structure New reporting structure February 6, 2014 (revised April 3, 2014)

Achieved CHF 3.1 bn annualized expense savings through FY13 since expense measures announced in mid-2011 * February 6, 2014 (revised April 3, 2014) All data for Core Results including expense savings from discontinued operations; All expense reductions are measured at constant FX rates against 6M11 annualized total expenses, excluding realignment and other significant expense items and variable compensation expenses. 1 Related to existing population. 2 Primarily due to variable compensation related savings on reduction of force. 6M11 adjusted Group expense reduction achieved in CHF bn FY13 reported FY13 adjusted 20.5 annualized 10.2 FY13 adjusted excl. significant items Savings of CHF 3.1 bn 21.7 Adjustments from FY13 reported: Variable compensation1 (1,583) Litigation provisions (PBWM/IB) (1,365) Realignment costs (CC) (394) IT architecture simplification (128) Goodwill impairment (PBWM) (12) Other (across divisions)2 (119) FX impact (64) FY13 Total (3,666) Savings of CHF 2.4 bn Significant one-off items, including: Certain litigation provisions (IB) (351) UK withholding tax (PB&WM) (100) RRP (102) IT impairment (PB&WM) (27) Accelerated compensation (IB) (25) Morgan Stanley (21) FY13 Total (650) Adjustments from 6M11 reported: Variable compensation (1,034) Realignment costs (CC) (142) Other (across divisions) 50 Total (1,127) Annualized (x2) (2,253)

Strong funding and liquidity February 6, 2014 (revised April 3, 2014) * Assets and liabilities by category, end 4Q13 in CHF bn Well prepared for Basel 3 liquidity requirements Basel 3 Net Stable Funding ratio6 (1-year) in excess of 100% Short-term (30 days) liquidity under Swiss regulation in excess of requirement Assets Equity & Liabilities Reverse 84 repo Encumbered 73 trading assets 873 873 Funding- 122 neutral assets1 Unencumbered 150 liquid assets3 Loans4 243 Other 131 longer-maturity assets Repo 117 Short positions 40 Funding- 122 neutral liabilities1 Short-term borrowings 20 Deposits5 297 Long-term debt 130 Total equity 47 122% coverage Match funded 279 594 Due to banks 59 1 Primarily includes brokerage receivables/payables, positive/negative replacement values and cash collateral. 2 Primarily includes excess of funding neutral liabilities (brokerage payables) over corresponding assets. 3 Primarily includes unencumbered trading assets, unencumbered investment securities and excess reverse repurchase agreements, after haircuts. 4 Excludes loans with banks. 5 Excludes due to banks and certificates of deposit. 6 Estimate under current FINMA framework. Basel 3 liquidity rules and FINMA framework are not finalized; amounts and statements and ratios shown here are based on interpretation of current proposals. Cash & due from 70 Banks Other short-term liab.2 41

Collaboration revenues February 6, 2014 (revised April 3, 2014) * 2013 collaboration revenues up 2% from 2012 Contribution to overall Credit Suisse result continues to be significant Strong performance in providing tailored solutions to UHNWI clients Collaboration revenues target range of 18% to 20% of net revenues Collaboration revenues – Core results in CHF bn and as % of net revenues

February 6, 2014 (revised April 3, 2014) * Currency mix 1 Total operating expenses and provisions for credit losses. 2 Based on 2012 and 2013 revenue and expense levels, currency mix and average exchange rates, respectively. Net revenues 25,217 19% 56% 10% 3% 12% Total expenses1 21,713 32% 40% 5% 10% 13% CHF mn 2012 CHF USD EUR GBP Other Contribution Net revenues 23,250 22% 49% 16% 0% 13% Total expenses1 21,362 31% 38% 6% 10% 15% Credit Suisse Core Results CHF mn 2013 CHF USD EUR GBP Other Contribution Sensitivity analysis2 A 10% movement in the USD/CHF exchange rate affects 2013 pre-tax income by CHF 552 mn and 2012 pre-tax income by CHF 320 mn A 10% movement in the EUR/CHF exchange rate affects 2013 pre-tax income by CHF 136 mn and 2012 pre-tax income by CHF 264 mn

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Christian Schmid
Christian Schmid
Managing Director

/s/ Zsolt Zsigray
Zsolt Zsigray
Date: April 3, 2014		Vice President